EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 27, 2012

Seabridge Gold Narrows Search for KSM High-Grade Core
First Pass Finds Two Prospective Targets; Drilling Continues

Toronto, Canada…Seabridge Gold today reported encouraging initial results in its search for a high-grade core underlying its very large KSM gold-copper project, prompting Seabridge to expand and extend the current exploration drilling program. Two targets have generated drill results consistent with a possible core zone target. Drilling has also found additional zones of mineralization which are similar in style and grade to the known reserves.

Seabridge set out this summer to find a core zone with higher gold and copper grades within its 100%-owned KSM property by drilling 11 deep holes on four distinct targets totaling about 7,500 meters (see map below). The program has been modified to reflect results; to date, 12 holes have been drilled including three holes which discovered an unexpected epithermal gold deposit known as the Camp Zone (see release of September 5, 2012).

Seabidge’s exploration thesis is that: (1) porphyry deposits are known to have high-grade cores formed under higher temperature and pressure conditions in deeper parts of the system; (2) such a core has not been discovered at KSM; (3) all the available data suggests that such a core exists and that it likely remains intact within the KSM claim boundaries. Drilling at KSM in previous years focused successfully on building reserves higher up in the system. This year, it was decided to focus exploration on potential core zone targets using the vast array of data generated by Seabridge and previous operators.

World-class gold-copper porphyry districts such as KSM usually exhibit links between the deeper, magmatic source ores upwards through transitional volcanic-hosted porphyries and skarn zones to shallow vein systems. The six deposits in the area of KSM display this vertically evolutionary architecture. All four porphyry zones at KSM are open at depth and may link to a deeper source. This year`s program has used the evidence of temperature and pressure variances, geochemical markers and deep penetrating geophysical surveys to vector from known mineralization towards a possible source.

Seabridge Chairman and CEO Rudi Fronk noted that “everything we have learned in the current program tells us that the core should be close to KSM`s existing deposits at a reasonable depth. We are finding the markers that favor a discovery. Both positive and negative results have been helpful in narrowing the search. Although we are quite excited by the unanticipated discovery of the Camp Zone, we are committed to this search for the core zone. It may take more than one season to find the prize but this effort offers the potential to dramatically improve project economics and, in my view, represents an achievable objective for our very accomplished team of geologists. Our entire organization is enthusiastic about the success of the program so far.”

Following is a detailed summary of results in the targets tested thus far in the 2012 program:

Priority #1: McQuillan Target
Drill hole MQ-12-02 was collared about 3 km south of the Mitchell deposit, below the Mitchell Thrust Fault on an azimuth of 145o and dip of -55o. The hole targeted a discrete magnetic anomaly down dip of surface alteration and mineralization in the McQuillan prospect area. Altered andesite rocks of the Hazelton Group and coarse grained porphyritic intrusions were encountered throughout this drill hole. After passing through the Mitchell Thrust Fault alteration intensity increases down hole. Below 480 meters, potassium feldspar, biotite and magnetite become the dominant alteration minerals associated with chalcopyrite and pyrite. The drill hole was terminated at 690 meters due to deteriorating conditions on the drill pad.

The alteration mineral assemblages indicate that this drill hole traversed from an environment of lower temperature and pressure into our targeted higher temperature environment. Assays show increasing copper grades within the potassic alteration assemblage but little coincident increase in gold grades. McQuillan is a priority target area to host a high-grade core zone and follow up drilling is ongoing.

McQuillan Target Assay Results
Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
MQ-12-02	690.0	526.7 594.6	594.6 652.7	67.9 58.1	0.99 0.54	0.26 0.23	5.0 3.7

Priority # 2: Kerr Dip Projection
Evaluation of the Kerr dip projection target is still in progress; the drill core from the first hole looks promising but assay results will not be available for several weeks. The dip projection of the Kerr deposit returned a very discrete and high amplitude low resistivity anomaly in the MT survey. Kerr is open at depth and this anomaly provides good support for the dip continuity of the deposit. Observations from the drill core confirm the intense hydrothermal alteration characteristic of the Kerr deposit and abundant sulfide minerals suggest copper grades can be expected in these rocks.

With this encouragement in the first hole, two more are being drilled in the current program.

Mitchell/Iron Cap Lateral
Drill hole M-12-128, drilled at azimuth of 125 and dip of -75 o, tested a deep MT low resistivity anomaly between the Mitchell and Iron Cap deposits. It intersected massive andesite and stratified tuff, intruded by several decimeter scale porphyritic hornblende and feldspar monzonite intrusions. The potassic hornfels of the andesite is pervasively chlorite altered, with pyrite, magnetite, and minor but ubiquitous chalcopyrite. A weak stockwork of centimeter scale quartz veinlets occurs throughout. Almost the entire drill hole is mineralized, averaging 0.16g/t Au and 0.11% Cu from 9 to 661 meters. The intrusive rocks are maroon colored due to extremely fine disseminated hematite, but generally not well mineralized. This sequence of rocks is entirely in the panel between the Sulphurets Thrust Fault and Mitchell Thrust Fault. The Mitchell Thrust Fault was intersected at 765 meters, deeper than expected. Beneath the Mitchell Thrust Fault, the hole intersected intense phyllic alteration in andesite with 1 to 2% disseminated and veinlet pyrite, and minor very fine disseminated chalcopyrite and molybdenum to the end of the hole at 828 meters. This alteration mineral assemblage is similar to the upper and eastern fringes of the Mitchell deposit, 800 meters to the south. Intervals above and below the Mitchell Thrust Fault in this hole are pervasively altered and associated with a very large mineralizing system.

Drill hole M-12-129 was drilled at azimuth of 125 and dip of -75o and tested a deep MT low resistivity anomaly in the panel between the Mitchell and Sulphurets thrust faults, approximately two kilometers northwest of the Mitchell Zone. The Sulphurets Thrust Fault was intersected close to the estimated depth at 517.3m. Above the fault are barren sedimentary rocks of the Triassic Stuhini formation. Beneath it the hole intercepted extensive disseminated and veinlet hosted pyrite and chalcopyrite mineralization associated with a well developed quartz stockwork in Hazelton Group andesite. A potassic alteration assemblage including feldspar, biotite, and magnetite transitions to a molybdenite bearing chlorite and quartz dominant alteration assemblage to the end of the hole at 903m. The interval 775-777m contains an oblique cutting quartz vein rich in chalcopyrite and may indicate leakage along a fracture from a higher grade part of the system. The average grade for the interval from 614.6 to 897m (282.4m) is 0.050g/t Au, 0.10% Cu, 0.0046% Mo. The hole ended approximately 150m from the proposed KSM ore and service haulage tunnel route.

The mineralized and altered intervals beneath the Sulphurets Thrust Fault intersected by holes M-12-128 and M-12-129 are interpreted to have intersected the periphery of a new, blind (or buried) porphyry Au-Cu hydrothermal system at KSM. This system will be evaluated as a possible core target and a follow-up drill program will be designed and executed in 2013 if other, higher priority targets are not successful.

Mitchell/Iron Cap Lateral Target Results

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
M-12-128	828.0	9.0	661.0	652.0	0.16	0.11
M-12-129	903.0	614.6	897.0	284.2	0.05	0.10

Sulphurets Dip Projection
Three holes tested the dip projection of the Sulphurets deposit and encountered extensive fine-grained thermally metamorphosed hornfel rocks. These fine grained rocks pose challenges in determining thermal or alteration vectors and will be studied in more detail over the next few months.

Hole S-12-75 tested an MT moderate-to-high resistivity feature down dip of the central Sulphurets and Main Copper zones. This hole was drilled at an azimuth of 140o, inclination of -77o. Hornfel andesite volcanic rocks with chlorite-pyrite-magnetite alteration and patchy breccia related silica was encountered down to the Sulphurets Thrust Fault at 354.9 meters. Between 153.7 and 322.65 meters, the volcanic rocks are intruded by porphyritic monzonite dykes or sills comprising close to 50% of the total volume. Small clots and disseminations of chalcopyrite are common throughout, but tend to be concentrated in the volcanic section. Beneath the SulphuretsThrust Fault, the hole entered mineralized rocks of the Sulphurets zone. Host rocks are crackled hornfel volcanic rocks. Projected higher grades down dip of the Sulphurets deposit have been displaced by a fault at 501.8 meters. Alteration and mineralization continue beyond the fault, however composite assay grades from 501.5 to 640.6 are lower than expected.

Drill hole S-12-76 is 400 meters northeast of S-12-75 and tested the same target. The drill hole is orientated at azimuth 145o, inclination of -72o. Thermally metamorphosed volcanic rock with chlorite and potassic minerals ran from the surface down to 93.55 and contained chalcopyrite as fine clots, and disseminations. Barren porphyritic monzonite from here to 320 meters, then poorly mineralized volcanic rock as above the monzonite to the Sulphurets Thrust Fault at 350 meters. Below the fault, chlorite and biotite hornfels andesite was encountered with several barren mafic dykes to the end of the hole. The Raewyn Copper zone was intersected from 468 to 533.15 meters, and grades 0.36g/t Au and 0.29% Cu over 65.15 meters, indicating the limits of the zone.

A low resistivity MT anomaly beneath the Sulphurets Thrust Fault some 2000 meters northwest of the Sulphurets zone was the target for hole S-12-77. It is orientated at azimuth of 145o, inclination of -62o. Black and grey, variably carbonaceous and deformed, clastic sedimentary rocks of the Stuhini group were intersected down to the Sulphurets Thrust Fault at 493.5 meters. Beneath the thrust fault, younger Hazelton sedimentary and tuff rocks transition to massive intermediate volcanic rocks at 634.8 meters. The volcanic rocks are increasingly veined, crackled and contain more intense chlorite-epidote-calcite-pyrite alteration with depth. A major fault was intersected from 768.75 to 777.4 meters beneath which, the volcanic rocks are more intensely hornfelsed and crackled, with variable chlorite-albite-pyrite and silica-pyrite alteration. This is very similar to alteration in the periphery of the Sulphurets zone. The low resistivity anomaly is attributed to graphite in sedimentary rocks and pyrite veinlets in altered rocks beneath the Sulphurets Thrust Fault. The alteration and mineralization indicate this hole may lie at the fringes of a large mineralizing system, which could be distinct from both the Mitchell and Sulphurets zone which are over 2000 meters from this intersection. This new system could be a target for a high grade core. Thermal vectors in these drill holes and historical drilling will be evaluated in order to assign a priority to this target for 2013.

Sulphurets Dip Projection Target Results
Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
S-12-75	717.0	44.0 100.8 192.0 319.7 366.5 394.0	77.0 153.7 294.0 341.8 388.0 555.0	33.0 52.9 102.0 22.1 21.8 161.0	0.25 0.25 0.32 0.19 1.25 0.41	0.18 0.16 0.22 0.20 0.07 0.22
S-12-76	699.0	468.0 683.0	533.3 695.0	65.2 12.0	0.36 0.92	0.29 0.02
S-12-77	900.00	631	646.0	15.0	0.72	0.02

Sulphurets Lateral
Historical targets have been identified 1.2 kilometers southwest and 0.5 kilometers northeast along the projection of the Sulphurets deposit. The southwest target is now referred to as the Camp Zone and the epithermal mineral occurrence in this area is being investigated (see news release of September 5, 2012). The northeast target, the Ice Fields area received two drill holes in this program.

Drill hole IF-12-03 was a test of a low resistivity MT anomaly lateral to the Sulphurets deposit. It was collared below the Sulphurets Thrust Fault at azimuth 145o and dip of –55o. The hole intersected volcanic and sedimentary rocks of the lower Hazelton Group. Alteration is dominated by silica-chlorite-pyrite in veins and breccia zones as both discordant and concordant features. The characteristics of these altered rocks have some similarities to the uppermost portion of the Iron Cap zone, but are not the typical altered rocks of the KSM porphyry gold-copper deposits. Work continues on evaluating this zone.

Hole IF-12-04 was an off-set of hole IF-12-03 to test the same low resistivity MT anomaly. It was collared above the Sulphurets Thrust Fault on azimuth 145o and inclination of –55o. Above the thrust fault the hole encountered a porphyritic intrusion with extensive potassic and silicic alteration, characteristic of the Main Cu Zone. Below the thrust fault was a sequence of volcanic rocks with minor intercalated sedimentary rocks. Silica and fine sericite alternate with potassium feldspar and biotite alteration. Pyrite is common in these rocks with galena and sphalerite which are uncommon elsewhere in the KSM porphyry gold-copper deposits.

High sulphide content and intercalated sedimentary rocks that locally contain graphite are likely responsible for the low resistivity MT anomaly. The style of mineral occurrence described by these drill holes remains uncertain and additional work is in progress; potentially this could represent a higher level system. Results from these holes will be integrated with data from historical drilling to better define a potential target concept and prioritize it for testing in 2013.

Sulphurets Lateral Target Results
Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Copper Grade (%)
IF-12-03	783.0	64.6 180.0	78.0 215.0	13.4 35.0	2.31 0.47	0.01 0.07
IF-12-04	627.0	153.5 250.1 358.0	228.0 336.0 401.0	74.5 85.9 43.0	0.54 0.48 0.48	0.16 0.02 0.02

Kerr Strike Projection
Two holes have been completed on the strike projection of the Kerr deposit to date.

Drill hole K-12-18 targeted an MT low resistivity anomaly on the south side of Sulphurets valley 1200 meters north of the Kerr deposit.  Drilled with an azimuth of 125o and dip of -50 o. The hole traversed interbedded black to grey siltstone and andesite tuff down to a fault at 192.5 meters. Intense silicic alteration with abundant pyrite was encountered from about 121 meters. Anomalous gold with silica-pyrite alteration is present in these rocks. Below the fault, a porphyritic plagioclase-hornblende intrusion, with minor chalcopyrite, makes up the interval to 489.5 meters.  This interval gives way to a sequence of overturned sedimentary rocks with minor tuff similar to those above the fault. Anomalous gold and silver in these rocks correlates to a local shear zone.

A coincident low resistivity MT anomaly and high chargeability IP anomaly were targeted in K-12-19. The hole is 700 meters south of the Kerr deposit, near shallow historical drill holes, orientated at azimuth of 110o and dip of -55 o.  The hole intersected andesite flow, tuff, and volcaniclastic rocks. Moderate intensity pervasive chlorite-pyrite alteration is throughout the drill hole with pyrite content averaging 4 to 5% from about 35 to 230 meters. Gold and copper values are not significant.

These drill holes limit the lateral extension of the Kerr deposit to the north. Low resistivity anomalies in both holes are formational, associated with higher than expected concentrations of pyrite and graphite. No further exploration along the north strike projection of Kerr is warranted.

Kerr Strike Projection Targets Results
Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)
K-12-18	693.0	123.0 624.0	154.3 644.8	31.3 20.8	0.34 0.41	0.03 0.01
K-12-19	308.8	116.0	126.5	10.5	0.31	0.04

National Instrument 43-101 Disclosure.
Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld PGeo., Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold, and ICP methods with atomic adsorption on concentrations over detection limits for other elements.

This initial drilling on deep core zone targets is orientated to optimize the depth penetration and to intersect the identified targets. Insufficient information is available on the orientation of these targets consequently it is not known if these drill intersection represent true widths of mineralized zones.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the accuracy and potential significance of exploration results, including whether they represent a possible high-grade core zone for the KSM project, a sizeable new deposit or a discovery that can make an important economic contribution to the KSM project; (ii) the timely completion of drilling and other exploration programs which may have been planned or scheduled and the expectation that further drilling or other exploration activities may take place in the future or that they may have a particular result; and (iii) the prospect that exploration work may enhance the value of KSM to Seabridge shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements in this news release and other news releases issued by Seabridge are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on other forward-looking statements and assumptions. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

M-12-129:
0.05g/t Au, 0.10% Cu / 284m
Proposed Haulage Tunnel
IRON CAP
M-12-129
M-12-128
M-12-128:
0.16g/t Au, 0.11% Cu / 652m
MTF
S-12-77:
0.72g/t Au, 0.02% Cu / 15m
MITCHELL
IF-12-03:
2.31g/t Au, 0.01% Cu / 13.4m
0.47g/t Au, 0.07 / 35m
S-12-77
S-12-75:
0.25g/t Au, 0.18% Cu / 33m
0.25g/t Au, 0.16% Cu / 52.9m
0.32g/t Au, 0.22% Cu / 102m
0.19g/t Au, 0.20% Cu / 22.1m
1.25g/t Au, 0.07% Cu / 21.8m
0.41g/t Au, 0.22% Cu / 161m
IF-12-04:
0.54g/t Au, 0.16% Cu / 74.5m
0.48g/t Au, 0.02% Cu / 85.9m
0.48g/t Au, 0.02% Cu / 43m
IF-12-03
IF-12-04
S-12-76
S-12-75
S-12-76:
0.36g/t Au, 0.29% Cu / 21.8m
0.92g/t Au, 0.02% Cu / 12m
SULPHURETS
MQ-12-02
MQ-12-02:
0.99g/t Au, 4.6g/t Ag, 0.26% Cu / 67.9m
0.54g/t Au, 3.7g/t Ag, 0.23% Cu / 58.1m
STF
CAMP ZONE
C-12-03
K-12-18:
0.34g/t Au / 31.3m
0.41g/t Au / 20.8m
C-12-01
C-12-02
K-12-18
Seabridge
Pretium
K-12-19
K-12-19:
0.31g/t Au / 10.5m
Old Drill Holes
Previous 2012 Release
This Release
Planned Drill Holes
KERR
SEABRIDGE GOLD
KSM PROJECT DRILLING RESULTS - 25 Sept. 2012
CORE ZONE EXPLORATION
BRUCEJACK
2 km